July 28, 2011

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Matthew Crispino, Staff Attorney

RE:  FANSPORT, INC.
     AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM S-1
     FILED APRIL 27, 2011
     FILE NO. 333-173745

Mr. Crispino:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to FanSport, Inc. (the "Company") dated July 25, 2011 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

We note your response to prior comment 9 and the new disclosure in this section that Ms. Cleland will provide you with the financial resources necessary to conduct minimal operations for the next year. Please disclose in this section the estimated cost of conducting minimal operations for one year. Also, you state in a risk factor on page 9 that your "sole officer may be unwilling or unable to loan or advance any additional capital to the Company." Please revise to clarify that Ms. Cleland has committed to funding the company's minimal operation or the next year, or advise.

RESPONSE:

We concur with the Staff and have updated reference to include the capital required to fund basic operations for a year. In addition, we updated the risk factor to reflect that Ms. Cleland will fund the Company's basic operations.

         We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 530-748-7112.

Sincerely,

/s/ Kristen Cleland

Kristen Cleland
Chief Executive Officer

Enclosure